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SEC Mail Processing Section
OCT 01 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-07-005049-C~~ 8-15665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/17 (MM/DD/YY) AND ENDING 07/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 Broad Street
(No. and Street)

Chattanooga	TN	37402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Huxley Brown — 423-267-3776 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co., PLLC
(Name – *if individual, state last, first, middle name*)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw RMS

OATH OR AFFIRMATION

I, Huxley Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown Associates, Inc., as of July 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public My commission expires 1-12-19.

SIBYL R. RECTOR
STATE OF TENNESSEE
NOTARY PUBLIC
HAMILTON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXEMPTION REPORT

Brown Associates, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended July 31, 2018, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Huxley Brown
Name

[signature]
Authorized Signature

President
Title

9-25-2018
Date

BROWN ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

JULY 31, 2018

BROWN ASSOCIATES, INC.

INDEX TO REPORT

JULY 31, 2018

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
INCOME STATEMENT	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-10
SUPPLEMENTARY INFORMATION	
SCHEDULE - 1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 SECURITIES AND EXCHANGE COMIMISSION	11
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	12
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES	13

BROWN ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2018

ASSETS

ASSETS	
Cash and cash equivalents	$ 1,244,165
Deposits with clearing organizations	10,000
Receivable from clearing organizations	16,366
Securities owned:	
Marketable: at market value	48,781
Office equipment and leasehold improvements, less accumulated depreciation of $54,437	5,405
Deferred taxes	7,535
Stockholder note receivable	100,000
Other receivable	1,098
Other assets	8,888
Total assets	$ 1,442,238

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 14,410
Total liabilities	14,410
STOCKHOLDERS' EQUITY	
Common stock, no par value, $2 stated value, authorized 1,000 shares, issued 500 shares	1,000
Retained earnings	1,426,828
Total stockholders' equity	1,427,828
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,442,238

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

INCOME STATEMENT

YEAR ENDED JULY 31, 2018

REVENUES	
Commissions	$ 661,565
Trading gains	6,658
Other revenue	25,481
Total revenue	693,704
EXPENSES	
Officer salaries	276,261
Employee compensation and benefits	241,642
Regulatory fees and expenses	15,739
Occupancy	31,563
Other	66,314
Total expenses	631,519
INCOME BEFORE INCOME TAXES	62,185
Income tax expense	35,905
NET INCOME	$ 26,280

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JULY 31, 2018

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance at August 1, 2017	$ 1,000	$ 1,400,548	$ 1,401,548
Net income	-	26,280	26,280
Balance at July 31, 2018	$ 1,000	$ 1,426,828	$ 1,427,828

The accompanying notes are an integral part of the financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2018

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$ 26,280
Non cash income/expenses included in net income:	
Depreciation and amortization	2,930
Unrealized gain on marketable securities	(6,658)
Deferred income tax expense	5,534
(Increase) decrease in operating assets:	
Receivables from clearing organizations	(11,104)
Other assets	9,551
Decrease in operating liabilities:	
Accounts payable and accrued liabilities	2,937
Net cash from operating activities	29,470
NET CHANGE IN CASH	29,470
Cash and cash equivalents - beginning of year	1,214,695
Cash and cash equivalents - end of year	$ 1,244,165

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brown Associates, Inc. (the "Company") is a Tennessee corporation formed in 1969. The Company is a non-carrying broker dealer that provides general investment and management advisory services relating to investment venture capital and pension and profit sharing plans as well as investment banking services. Additionally, the Company sells and distributes various investments such as securities, mutual funds and insurance contracts. The Company does not ordinarily provide credit to its customers. Fees and commissions are normally received from the entities offering the various investments.

Marketable Securities

The Company carries investments in marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*. Unrealized gains and losses resulting from changes in the market value are charged or credited to operations in the current period.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the depreciable assets. Estimated useful lives are as follows:

Asset	Life
Office equipment	5-7 years
Leasehold improvements	15 years

Concentration of Risk

The Company maintains cash on deposit with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits. Cash equivalents include investments which are not insured by the Federal Deposit Insurance Corporation (FDIC), but may be insured by the Securities Investor Protection Corporation (SIPC). At times, these investments may be in excess of SIPC limits.

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from unrealized gains and losses on marketable equity securities and the tax benefits attributed to net operating loss carryforwards.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2014.

The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There was $461 federal tax penalty levied on the Company for underpayment of estimated federal tax for the year ending August 31, 2017.

Recognition of Income

The Company records commissions from life insurance companies as income when received. Commissions from the sale of general securities and registered investments are recorded as income when earned as per terms of the contract.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs are expensed as incurred. There was no advertising expense for the year ended July 31, 2018.

NOTE 2 – FAIR VALUE MEASUREMENT

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company had the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

All securities were valued using Level 1 inputs. Securities owned consisted of $48,781 in equity securities. There were no securities valued using level 2 or level 3 input valuations.

NOTE 3 – OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements and accumulated depreciation are as follows:

Office equipment	$ 54,217
Leasehold improvements	5,626
	59,843
Less accumulated depreciation	(54,438)
Total	$ 5,405

Depreciation expense was $2,930 for the year ended July 31, 2018.

NOTE 4 – OTHER ASSETS

Other assets consist of the following:

Other receivable	$ 1,667
Prepaid federal tax	3,606
Prepaid expenses	3,615
Total	$ 8,888

NOTE 5 – INCOME TAXES

Income tax expense consisted of current federal tax of $30,371, deferred federal tax of $1,070, and deferred state tax of $4,464 for total income tax of $35,905. The deferred tax assets and liabilities are estimated using a 21% federal rate and a 6.5% state rate. The Company's effective income tax rate is higher than what would be expected if the federal and state statutory rate were applied to income before income taxes because there was an additional federal tax of $17,217 incurred for the year ending July 31, 2017 that was not accrued and paid until the current year ending July 31, 2018. This amount included $461 in federal underpayment penalties.

The components of the Company's deferred tax assets/liabilities are as follows:

Deferred taxes consist of the following:

Deferred tax assets – state	$ 4,450
Deferred tax assets – federal	3,615
Deferred tax liabilities – federal	(530)
Net deferred tax assets	$ 7,535

Deferred taxes resulted from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to financial statement purposes as follows:

Net operating state loss carryforwards	$ 4,119
Unrealized loss on investments	600
Other	2,816
Net deferred tax assets	$ 7,535

The state net operating loss carryforwards will expire as follows:

Year ending July 31,	State
2028	$ 31,941
2029	31,432
Total	$ 63,373

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company leases its building on a month-to-month basis from Ed Brown Family L.P. Certain members of the Brown Family are stockholders of Brown Associates, Inc. Rental expense for the year totaled $12,000.

The former President borrowed $100,000 from the Company. The note is payable on demand and accrues interest at 2%. It is anticipated that the payment of this note will be settled by the estate of the former President of the Company.

Garth and Brown Investment Management, LLC is owned by a stockholder of Brown Associates, Inc. Garth and Brown reimburses Brown Associates, Inc. on an as needed basis for expenses paid on their behalf.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At July 31, 2018, the Company had net capital of $1,297,423, which was $1,247,423 in excess of its minimum dollar net capital requirement of $50,000. The Company's net capital ratio was .83 to 1.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

SUPPLEMENTARY INFORMATION

BROWN ASSOCIATES, INC.

SCHEDULE - 1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF JULY 31, 2018

Net Capital:	
Stockholders' equity allowable for net capital	$ 1,427,828
Add: Other (deductions) or allowable credits:	-
Total capital allowable	1,427,828
Deductions and/or charges:	
Nonallowable assets:	
Deferred tax asset	7,535
Furniture, equipment, and leasehold improvements, net	5,405
Stockholder note receivable	100,000
Other receivable	1,098
Other assets	8,888
	122,926
Net capital before haircuts on securities positions	1,304,902
Haircuts on securities	
Trading and investment securities:	
Other securities	7,317
Other - Money Market Fund	162
	7,479
NET CAPITAL	$ 1,297,423
AGGREGATE INDEBTEDNESS	$ 10,804
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital	$ 720
Minimum dollar net capital requirement	$ 50,000
Excess net capital	$ 1,247,423
Excess net capital at 1,000 percent	$ 1,237,423
Percentage of aggregate indebtedness to net capital	0.83%

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of July 31, 2018

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brown Associates, Inc.

We have reviewed management's statements, included in the accompanying Financial and Operational Combined Uniform Single Report, Part IIA ("Focus Report"), in which (1) Brown Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
September 26, 2018

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Brown Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Brown Associates, Inc. (the "Company') and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended July 31, 2018, soley to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended July 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended July 31,2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
September 26, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 7/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-15665 FINRA JUL 04/08/1970
BROWN ASSOCIATES INC
P O BO 11507
819 BROAD ST
CHATTANOOGA, TN 37401-2507

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 312
B.	Less payment made with SIPC-6 filed (exclude interest) 2/26/18 Date Paid	(154)
C.	Less prior overpayment applied	(Ø)
D.	Assessment balance due or (overpayment)	158
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	Ø
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 158

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 158

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brown Associates, Inc.
(Name of Corporation, Partnership or other organization)

C. [signature]
(Authorized Signature)

Dated the 17th day of September, 2018.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 8/1/2017 and ending 7/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 693,703
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	13,847
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Flexible Absolute Return Fund - $547; Hallmark Camelia, LLC - $96,000; Hallmark Stonemill, LLC - $375,000; PPM trails - $359. (Deductions in excess of $100,000 require documentation)	471,887
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	485,734
2d. SIPC Net Operating Revenues	$ 207,969
2e. General Assessment @ .0015	$ 312
	(to page 1, line 2.A.)